                                UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                    Commission File Number: 333-164206

X Form 10-K

  Form 20-F

  Form 11-K

  Form 10-Q

  Form 10-D

  Form N-SAR

  Form N-CSR

For the Period Ended: October 31, 2012

  Transition Report on Form 10-K
  Transition Report on Form 20-F
  Transition Report on Form 11-K
  Transition Report on Form 10-Q
  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                PART I
                        REGISTRANT INFORMATION

                        Kama Resources Inc.
                        Full name of Registrant

                                N/A
                        Former name if applicable

  Suite 1707-B, 17th Floor, CTS Center 219 Zhong Shan Wu Road Guangzhou, China 510030

                                PART II
                        RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X  (b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

                                PART III
                                NARRATIVE

Management  deems additional time necessary in order to ensure full and complete and accurate disclosure.

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                                PART IV
                           OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Dayong Sun, Telephone Number: 949-419-6588

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

X Yes      _ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

o Yes      X No

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                        Kama Resources Inc.
                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 29, 2013

By: /s/ Dayong Sun

Name: Dayong Sun

Title: President

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).

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